UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 17, 2007

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni announces US$ 200 million strategic deal with UK-based The Carphone Warehouse

Extends existing relationship to become key partner for integrated services across consulting, systems integration and managed services

London, UK/Mumbai, India; October 17, 2007: Patni Computer Systems Inc. (NYSE: PTI), a leading global IT services provider announced a multi-year US$200 million deal with The Carphone Warehouse, a UK FTSE 100 company.

Patni will become a key technology partner providing integrated services across consulting, systems integration, application development and maintenance. In addition, Patni will also be a key partner to The Carphone Warehouse for developing next-generation systems for its global telecom and retail operations. These services will be delivered across pan-European locations by Patni’s global consultants and global delivery centres in India.

Commenting on the partnership, Simon Post, CTO, The Carphone Warehouse said, “The Carphone Warehouse is undergoing a rapid transformation of its business. It is critical that we are able to react rapidly to changing market conditions from a technology and operational perspective. We see Patni as a strategic partner who will enable us to create a competitive advantage in the market.” Simon Post was recently voted among the ‘Top 10 CIOs for 2007’ by Silicon.com.

“We are delighted to announce this strategic deal with The Carphone Warehouse”, said Mrinal Sattawala, COO, Patni. “In today’s world, customers want innovation and agility coupled with operational excellence and cost leverage. We have delivered value to CPW across a set of large, complex engagements involving multiple service lines, and this contract creates the opportunity for both firms to drive sustaining mutual value through a strategic, multi-year engagement structure.”

Patni’s telecom business offers end-to-end solutions to its customers including consulting, package implementation, systems integration, application development and maintenance, testing services, business process outsourcing and infrastructure support services. It contributes 14.1 per cent to Patni’s revenues.

Patni recently acquired Logan Orviss International - a telecoms consulting firm, to strengthen the Company’s consulting and advisory capabilities for its telecom clients.

About The Carphone Warehouse

The Carphone Warehouse is the world’s largest independent mobile phone retailer with over 2,100 stores operating across 11 countries. The company is committed to offering impartial and expert advice on the widest range of the latest product plus unbeatable aftersales care. Stockists details: www.carphonewarehouse.com

About Patni

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni caters to its clients through its industry-focused practices, including insurance, financial services, manufacturing, life sciences, telecommunications and media & entertainment, and its technology-focused practices.

With an employee strength of over 14,000; multiple global delivery centres spread across 12 cities worldwide; 21 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 579 million for the year 2006.

Patni’s service offerings include application development and maintenance, enterprise application solutions, business and technology consulting, product engineering services, infrastructure management services, business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its client’s businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMI Level 5 organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

For more information on Patni, visit www.patni.com

Safe Harbor:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

For further editorial information contact:

Heena Kanal	Anna Roberts	Kavita Karnani
Patni Computer Systems	Text 100 Public Relations	Text 100 Public Relations
+91 98219 39992	+44.7974.161.137	+91 98330 97261
heena.kanal@patni.com	anna.roberts@text100.co.uk	kavitak@text100.co.in

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: October 17, 2007	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary